Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

May 6, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc.
Registration Statement on Form S-1 Filed April 26, 2019
CIK No. 0001764925
Dear Mr. Spirgel:
This letter is submitted on behalf of Slack Technologies, Inc. (the “Company”) to the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 26, 2019 (the “Registration Statement”). This letter responds to the oral request of the Staff for the Company to provide supplemental information with respect to a television interview given by Chamath Palihapitiya, one of the Company’s directors, on April 30, 2019 on CNBC (the “Interview”).
Transcript of Interview
The Company is hereby providing to the Staff a transcript of the full Interview on Exhibit A to this letter. For the Staff’s reference, the Company has indicated with three asterisks (***) the portion of the transcript that references the Company that the Company has filed as a free writing prospectus.
Reconciliation of Interview Content
The Company advises the Staff that the statements about the Company made by Mr. Palihapitiya in the Interview are non-specific and broad, and do not provide any detailed quantitative information about the Company. The Company advises the Staff that it does not believe that any statements in the Interview conflict with the Registration Statement. Furthermore, the Company does not believe that any statements in the Interview represent a material omission from the Registration Statement. Mr. Palihapitiya’s discussion of the Company amounted to fewer than five minutes of a 22-minute interview. Mr. Palihapitiya’s remarks were made in the context of explaining why he has changed his investing model from a traditional venture fund with limited partners to a non-traditional model where he is the sole decision-maker. Mr. Palihapitiya’s expressions of regret about not historically investing more in the Company were a way of explaining his new investing model and an observation of the fact that

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 6, 2019

the Company’s stock could have been acquired at lower prices in the past than more recently, rather than a statement about the future value of the Company. Mr. Palihapitiya’s statement that the Company “is going to be one of the most important tech companies in the world” is echoed in the sentences from the Registration Statement where the Company states “We believe that whoever makes it easiest for teams to function with agility and cohesion in an ever more complex world will be the most important software company in the world. We aim to be that company.” However, the Company acknowledges that Mr. Palihapitiya makes several statements in the Interview that could be understood to imply or suggest a comparison between the Company and other high-profile public companies. The Company disavows any such comparisons, whether intentional or unintentional. The Company does not endorse, and specifically disclaims, Mr. Palihapitiya’s statements in the Interview.
The statements by Mr. Palihapitiya in the Interview may be deemed to have constituted a prospectus that does not meet the requirements of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company has filed a free writing prospectus including that portion of the transcript of the Interview where Mr. Palihapitiya makes statements about the Company. For the Staff’s reference, the Company has indicated with three asterisks (***) the portion of the transcript that references the Company that the Company has filed as a free writing prospectus.
Actions by the Company to Limit Public Comments by Insiders
The Company advises the Staff that it takes its obligations under the Securities Act very seriously. The Company was not involved in any way in the Interview or the preparation of the statements made by Mr. Palihapitiya and had no knowledge of the Interview or the statements made by Mr. Palihapitiya in the Interview until after the Interview was aired. Furthermore, CNBC is not affiliated with the Company, and no payment was made nor was any consideration given to CNBC by or on behalf of the Company in connection with the Interview of Mr. Palihapitiya.
Prior to the Interview, the Company took several actions in an effort to limit public comments about the Company by insiders during the registration process. The following is a summary of those actions:

•
In September 2018, the Company’s General Counsel and outside legal counsel provided educational sessions to the Company’s broad management team on the restrictions on improper offers under Section 5 of the Securities Act and instructed the team not to make any public statements about the Company during the registration process. In attendance at those meetings were Company officers and a number of their direct reports.

•
At two meetings of the Company’s Board of Directors in February and April 2019, the Company’s General Counsel and outside legal counsel provided a verbal explanation of and educational session on the restrictions on improper offers under Section 5 of the Securities Act and instructed insiders not to make any public statements about the Company during the registration process. In attendance at those meetings were Company

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 6, 2019

officers, directors and board observer members who represent large stockholders of the Company.

•
On April 23, 2019, as the Company was preparing to publicly file the Registration Statement, the Company’s Senior Vice President of Global Communications sent the below message to all of the Company’s directors and board observers (the “Quiet Period Communication”):

“There will be quite a bit of conversation in the market (media, analysts, pundits, twitter etc), and you'll likely be invited to weigh in. If media reach out to you for comment, please refer them directly to me. If you're engaging with media or out speaking on other topics, we ask that you simply refer to Slack's quiet period and not comment on the company. We are here to answer any questions you or your comms teams have in this window.”
Stewart Butterfield, the Company’s Chief Executive Officer, responded to the Quiet Period Communication on April 23, 2019 with the below message that was sent to all of the Company’s directors and board observers. Mr. Butterfield offset his communication with flashing red siren images to emphasize and highlight the importance of the message.
“Just so it doesn't get missed: [[red-alert-siren]] ‘If media reach out to you for comment, please refer them directly to me. If you're engaging with media or out speaking on other topics, we ask that you simply refer to Slack's quiet period and not comment on the company.’ [[red-alert-siren]]”

•	Following the Interview, the Company’s General Counsel sent additional communications to the Company’s directors advising them not to make any public statements about the Company.
Investor Day
The Company advises the Staff that the Company plans to hold an Investor Day on May 13, 2019. The purpose of the Investor Day is to educate potential investors about the Company and its business. The Company advises the Staff that it does not believe that Mr. Palihapitiya’s statements in the Interview would require Investor Day to be postponed for three reasons outlined below.
First, the Company will not be soliciting or collecting any buy or sell orders or engaging in any price-discovery or price-setting activities at the Investor Day, or at any other time during the direct listing process. The sole purpose of the Investor Day is to educate potential investors about the Company. Unlike a roadshow for a traditional underwritten initial public offering, the Company is not engaging in any discussions about buying or selling interest or possible prices with investors at the Investor Day. The Investor Day will not involve any “book building” activities or permit investors to make any immediate decisions about trading in the public markets. Accordingly, the statements made by Mr. Palihapitiya in the Interview should not

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 6, 2019

impact the timing for the Investor Day since the Investor Day is solely an educational opportunity with no immediate corresponding opportunity to place a buy or sell order in the public markets.
Second, the Investor Day will focus investors’ attention on authorized information presented by the Company, which information will be consistent with the Registration Statement. In the event that an investor saw the Interview, the Investor Day will serve a helpful function of redirecting that investor’s attention onto authorized statements by the Company about its business and away from Mr. Palihapitiya’s statements in the Interview. The Company’s Investor Day will be announced in advance via press release and will be available for viewing by anyone through the Company’s website, enabling any potential investor to have a complete picture of the Company’s business, products, strategy and financials. The Company believes that the Investor Day, coupled with the Registration Statement, will be recognized by all potential investors as the definitive sources for information about the Company. Accordingly, the Investor Day should occur as currently scheduled to prevent Mr. Palihapitiya’s statements in the Interview from gaining any additional attention.
Third, the Company’s proposed transaction timeline provides a sufficient and built-in “cooling-off” period between the date of the Interview and the first date that the Company’s Class A common stock will be open for trading on the New York Stock Exchange (the “Listing Date”). The Listing Date will not occur for at least seven weeks following the date of the Interview. The Company tentatively plans to request that the Staff declare the Registration Statement effective the first week of June 2019, with the tentative Listing Date to occur approximately two weeks thereafter in mid to late June 2019. This timeline provides a built-in “cooling off” period such that the statements made by Mr. Palihapitiya will have time to dissipate in the market and become stale before any public sales can be completed. In addition, during the seven-week time period between the Interview and the Listing Date, several significant information-sharing events will occur, which will be spaced at intervals sufficient to allow investors to absorb the information, including the following:

•	The Company expects to hold the Investor Day on May 13, 2019.

•	The Company expects to amend the Registration Statement to provide full financial results for the three months ended April 30, 2019 in late May 2019.

•	The Company expects to provide guidance for the quarter ended July 31, 2019 and the year ended January 31, 2020 after the Registration Statement is declared effective and prior to the Listing Day.
The Company believes that the information that will be shared by the Company at the above events, particularly its financial results, is the type of information that is generally considered to be highly relevant to investors and the Company expects such information would substantially outweigh any unauthorized statements made by Mr. Palihapitiya and will further serve to diminish Mr. Palihapitiya’s statements. Thus, at the time that the Company’s Class A Common Stock is eligible for trading, Mr. Palihapitiya’s statements in the Interview will be stale and no

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 6, 2019

longer represent recent news about the Company that has conditioned the market for sales of the Company’s Class A common stock.
For the reasons summarized above, the Company advises the Staff that it does not believe that Mr. Palihapitiya’s statements in the Interview would require the Investor Day to be postponed and believes that conducting the Investor Day on May 13, 2019, as scheduled, will be beneficial in focusing potential investors on information about the Company that is consistent with the Registration Statement.
[Signature Page Follows]

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 6, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Joshua Shainess, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Lisa Etheredge, Securities and Exchange Commission
Stewart Butterfield, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Gabe Stern, Slack Technologies, Inc.
Amanda Westendorf, Slack Technologies, Inc.
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP

Exhibit A – Transcript of Interview

Scott Wapner (CNBC host)	So you are the hot topic in this town and they are using words like “imploded” and “turmoil.” “Palihapitiya burns down what he built, he’s imploding.” What’s the story?
Chamath Palihapitiya
Well, I think it’s just one of self-reflection and realizing that at some point, I had figured out a formula that worked for me and in that formula, what I realized was the construction of my firm, the way that it was didn’t make sense. So like the last eight or nine years, I had been incredibly blessed. We have been compounding money at about 31% a year. And so, you get a stage in your life where you ask yourself do you want to be beholden to LPs and a lot of that stuff or do you want to take a step back and reevaluate how to run my business and very similar I would say to sort of what, you know, Buffett went through in his late 30s, early 40s when he shut down Berkshire Partnership, Buffett Partnership, rather, to start Berkshire. I have similarly decided that I have enough capital where I think I would rather make fewer, more concentrated bets and try to own businesses over the next 20 or 30 years than, you know, piecemeal out capital and try to invest in hundreds of businesses hoping to win a lottery ticket.

Scott Wapner
Were you sort of deciding whether you even wanted to do this anymore? I mean some of the accounts that have come out about you at Social like not showing up for Investor meetings anymore. “He seems to be disengaged and when he is engaged, he’s ruling like a dictator.” Is that true?

Chamath Palihapitiya
Well, I think it’s probably true in the eyes of the people that felt maligned or blindsided by the changes that I’ve made and I think it’s their right to sort of feel that way. Now, at the end of the day, I as the majority of the capital and the ultimate decision maker, which I have been since day one, have the right to make the decisions the way I choose, and people can walk with their money people can also walk with their careers, to the extent that I transition people out, I try to do that as humanely as possible to them, but the reality is, you know, when you’re sitting on billions and billions of dollars of capital gains and I transition people out, it’s obviously going to upset them. The reality is that we did a lot of very good work, I thank them for that, but the next phase of this business is about a different kind of person working beside me and different kinds of decisions. It’s not about constructing hundred company portfolios anymore. It’s about owning a few iconic businesses that I think can transform the world and putting enormous amounts of capital and effort behind those and those only.

Scott Wapner
So, you’ve given money back to your Investors, your LPs, you’re not taking in any money anymore, and what I read was that you said of your Investors, if they’re upset because of that, to all the people that worked for me and whose money I took, you’re f’ing welcome. You’re making friends or enemies in this town?

Chamath Palihapitiya
Again, at the end of the day, if you’re running a family office or if you’re running an endowment, you have a responsibility to make, which is to underwrite a return that is above your cost of capital and that returns money to your Investors and to the people that demand of you what you’ve been hired to do. Similarly, I was asked to do that job as well. I think that when you go and you do that job and you do it, frankly, as far as I can tell, at the best of our industry. I mean, 31% a year seems quite reasonable in the grand scheme of things, I think it’s quite unfair then to also on the other side of that be sniping and throwing bombs as well. I think you can be upset that I no longer want to manage other peoples’ capital. I think that is completely fair but I think that there’s a level of character and a level of behavior that should have been expected, which I didn’t see, and it was sort of a response to that which is typically when someone does a good job for you. You know I have had lots of people work for me. When they do good work for me, I say, “Thank you. I really appreciated that!”

Scott Wapner	Did you think about shutting Social down? Do you still think about it or are you committed to whatever Social Capital is going to be in the future and what is it going to look like?
Chamath Palihapitiya
You know, we have a couple of really interesting things that you’ll see, over the next few weeks and months, but I think the reality is, we have been busier than ever. We’ve been taking a lot of really interesting investment decisions in very hardcore science that I think can be really disruptive. At the same time, and again, you’ll see this in the next few months, we’ve been making some incredibly enormous investment decisions of hundreds of millions, billions of dollars of capital and you’ll see those as well, and so we’ve been busy, just not in the typical way. We’re not standing in line, trying to do a $5 – $10 million Series A. We’re not sitting around watching all that money getting pilfered back into Facebook, Google Ads, Amazon, we’re making very different kinds of decisions in companies that we think aren’t beholden to the large tech giants, aren’t beholden to the traditional investing cycle in Silicon Valley, and as a result, is probably the next wave where billions or tens of billions of dollars can be made.

Scott Wapner
*** So, you’re saying you’re still going to look for these exciting new things, but you’re going to do it on your own timeframe. You’re not going to, you’re going to hold them as long as you have to hold them to realize whatever you’d like to realize and not behold to anybody else who is pushing you to do that.

Chamath Palihapitiya
In fact, and you know the learning on this was one that has frankly cost me billions of dollars personally. You know, there was opportunities for us to invest in Uber all the way into the Series, you know, B, I remember when Menlo called and Benchmark and you know on a Sunday night just put in $10 million, and, which would have turned out to be a multi-billion dollar piece, and I said no because I didn’t understand how an investment like that could sit inside of a very traditional venture portfolio. That was my mistake. I’ve made similar mistakes like that in the past. You know, one of our biggest investments is a company called Slack, and I still think to myself, why did we not just lead every single round and write the entirety of the fund into that company. It was obvious from day one that Stewart Butterfield is an iconic CEO, and that Slack is going to be one of the most important tech companies in the world. The reason I didn’t do it, Scott, was because I was running a fund, and I had employees, and I needed to generate fees, and these funds had LPs. All these mechanics and guardrails that were not necessarily coupled with making the most amount of money, it was coupled with the business model of being in the investment life cycle, and having the freedom now to step away from it, I took it; and I think it’s an incredibly exciting time for me personally, although it can be very jarring and upsetting for those investors who now have to go and find other places, probably not as good, to allocate their money.

Scott Wapner
You brought up Slack, so let’s go there. You own 10% of the Company? You’re on the Board. I know you’re limited about what you can say as a result of all of that, but when can we expect it, and why the direct listing, and do you agree with that decision?

Chamath Palihapitiya
I love it. I mean I think that the decision making that Stewart has taken is incredible, both in the way that he’s built the company. He is transforming the culture. He understands the product to a level of sophistication that I have not seen since Facebook. You know, when I was in the bowels of Facebook building that machinery, what I saw was a team that really understood product market fit, and the power of network effects, and why that created an incredibly subsidized business, a thing that could expand all over the world at marginally zero cost. The only company in the world that looks like that today that is not yet public is called Slack, and it will be soon. And so, from that perspective I think it is the most incredible business that we have seen probably the next closest thing to it is a company that just went public recently, which is Zoom.

Scott Wapner
So, we obviously talk a lot about, you know, these hot new IPOs coming to market, valuations, you know, some suggest, you know, some are getting a little over their skis the way that these numbers have been pushed up. Do you agree with that? You look at all of these that have come out recently.

Chamath Palihapitiya
So, look, another big reason why, you know, I took a step back from the traditional investing game is that that game is in part rigged but it’s also in part fundamentally broken. Why? Because as you raise more and more funds with the goal of just generating fees, you need to allocate those into companies that are seemingly reasonable where you won’t lose your job. What that’s resulted over the last five years is an enormous glut of money that has gone into enterprise software businesses. Why? Because there isn’t this binary product market fit risk bet. There is some revenue. You’re selling a product to a customer who is willing to pay for it. But the dirty underbelly of all enterprise businesses is that you spend an enormous amount of money on sales and marketing. So much so that right now most of those companies have no line of sight to being profitable, and some of those companies are actually gross margin negative. And they’re all raising capital from venture capitalists on the back of this idea of growth. Growth, growth, growth. Now I look at that, and I say to myself, all of these venture investors are telling me that because they like enterprise, I actually should take a step back. When they are greedy, I am fearful. I particularly don’t like the enterprise space. Ex- of Slack and probably Zoom. And there’s maybe a handful of others around the edges, but beyond that, I would not put a single dollar in enterprise. It is overbuilt, it’s over invested. They’re highly, highly unprofitable, and the real winner is Facebook, Google, Amazon and Microsoft. So, from my perspective, the actual companies of value right now are consumer. Look at the multiples of Facebook for the amount of cash they generate. Look at the multiples of Google. Look at Amazon themselves. Those are incredible businesses that you can own which are much, much better bets.

Scott Wapner
Well you’re describing sort of obviously well-established and thriving businesses. I’m somewhat surprised to hear you say that the enterprise side is the one that’s overvalued, whereas the consumer side.

Chamath Palihapitiya	It’s because investors.
Scott Wapner	Looks reasonably valued, when a lot of the consumer companies are not profitable and have no roadmap really to profitability.
Chamath Palihapitiya
No, I think the conventional wisdom there, is a little mis-set. Again, I think that right now investors have a tendency to be late to the party, and when the music is on, as my friend Bill Gurley says, they love to dance. And right now, the enterprise world is the one where investors can look smart enough to their LPs to raise subsequent funds which is really a back door mechanism to just generate more fees, and pay themselves a salary. And so, enterprise as a class is very challenged. There are a few, like Slack, which are exemplary, but most, we will find are incredibly overbuilt, overstaffed, and very difficult to get to long term sustainable profitability without being acquired by the big stalwart enterprise companies.

Scott Wapner
I mean, there’s a – you know, Snowflake is one that’s hanging out there. We discussed it with our multitude of guests yesterday. That’s in the enterprise space, the data cloud storage. The hot area. You don’t, you know, you look at two companies in the enterprise space – let’s say Zoom and Slack, and then everything else is garbage?

Chamath Palihapitiya
Again, if you need to spend money to acquire customers, if I’m a buyer of stocks, what I will tell you is, be very careful of the company that fundamentally does not have a product that is compelling enough to win customers naturally, and that the way you overcome a reluctance to use one’s product is through the brute force use of money. By hiring salespeople, by spending on ads, by taking them to events and to dinners. If you as an investor look at those line items in a company, you will understand how good the product is or isn’t. And then, subsequently, what one should look at is how obvious it is for them to generate an incremental dollar from the dollar they’ve spent, or what we call negative dollar churn. And when you look at those, what you see are companies that are awash in horrible business practices and fundamentally crippled businesses that are subscale. And so, if you like the enterprise, which I do, you want to find ones that have a natural law of expansion that is not coupled from how they spend money. There’s Slack, and then there’s Zoom. Everything else, as far as I can tell – literally everything else, you have to spend money to make money, and unfortunately the money you make right now is at best break even, and sometimes less than what you spend. That is not the economics of how one makes a sustainable legacy business.

Scott Wapner	Would you buy Uber, then, on the IPO.
Chamath Palihapitiya
Well, you know, the Uber / Lyft companies to me represent a very different example than enterprise and consumer, quite honestly. I think that what these are, are utilities; and when you look at a utility from my perspective, what I look at is the cost of capital. Why? Because these businesses really represent the spending of money to acquire drivers and eventually, I suspect, to acquire physical assets that they will need to put on the road to provide enough liquidity to maximize consumer demand. When you say it in that way, Uber and Lyft sound very similar to airlines, to other modes of transportation, and in all of these things what you see is a race that is bound by the cost of capital, meaning over time in scale companies who have a cheap way of generating cash, meaning going to the capital markets, to the debt markets, they will compete. Why? Because it is cost effective for them to do so. And the unit of competition is not that unique in and of itself. The people will drive for multiple services, the cars themselves are assets that will be used across multiple services, and so, my perspective is, it’s a huge consumer win, and the ones that are at scale, like Uber and Lyft, will do well. From my portfolio at this point at $100 billion and $25 billion valuations, I think there are much more interesting businesses that you can buy that can trade on growth and profitability and not cost of capital.

Scott Wapner	Do you like one over the other when it comes to Uber or Lyft? Or do you view them in the same prism?
Chamath Palihapitiya	Well, I think I view them in the same prism. I think that if you need to buy the winner in the category with optionality in other businesses, one probably has to buy Uber simply because.
Scott Wapner	Eats and all these other areas, that they can monetize?

Chamath Palihapitiya
Exactly. Uber Eats, it gives you international exposure. It’s not clear where the real profitable markets are. The profitable markets, if they are not the tier one cities, then Lyft wins. But if they are the tier one cities all over the world, then Uber wins. If it’s actually just an investment in Eating, then Uber Eats wins. If it’s actually an ownership in DD, then Uber wins. So it’s very complicated how one makes the decision. You either buy both or you buy neither, and I choose to just own Slack.

Scott Wapner
And a nice piece of it. *** So I want to get to your former employer, that being Facebook you were a big proponent of that company for an obviously long period of time. It turned you into the financial success in many ways that you have become. Now you are a critic. Why? What do you see when you look at Facebook?

Chamath Palihapitiya
Well, look, the reality is that I got to a point in my life, largely when I became a parent, where I had to really start to think about what social media in general was doing to my children. And what it was doing to the social norms that they were being raised in and I didn’t like them to be very honest with you. And, I don’t think that they are completely to blame but I also think that they have a responsibility in that debate, and in that argument that is more meaningful and significant than any other company in the world. And so I made a decision personally for my family that it was time for me to put very strict guardrails around how I use social media in general. I limit it to Twitter. I don’t let my children use any form of social media. Frankly, I don’t let them use devices at all if I can at all avoid them. Simply because I think we are at a point in time in humanity and in society where the use of social media, whether we like it or not, is coupled to mental health. And the more one uses it, I think the more unhappy people generally are.

Scott Wapner	Yeah. You sold all of your Facebook stock?
Chamath Palihapitiya	2013 or 14 I sold it all and I moved it to Amazon.
Scott Wapner
So, you gave this what is now, widely talked about speech at Stanford, right, where you said social media I think the words were “ripping apart the fabric of society”? Or, I’m paraphrasing, but something along those lines. You don’t believe that there are any companies out there that you can be a believer in. You just think social media as a thing, a being, is bad for society, is that what you are saying?

Chamath Palihapitiya
It has a spectrum of uses, but with anything, if you were to for example to only eat only one thing you know sugar. Sugar in and of itself in small quantities is not bad. Sugar every day for you is bad. Protein. Chicken breast is not that bad. If you eat it every day, I’m sure you’ll suffer some consequences. Bacon. A few pieces is not that bad. My point is that all things in small doses are very useful and social media in and of itself is quite great because it empowers people and it empowers democracy and it empowers truth and information. What it also empowers, which we need to realize, is the narrative fallacy of how other people live their lives and what we don’t yet have is some warning or disclaimer that tells us most of these people are lying to us, don’t believe the hype and so don’t feel so bad about yourself. And I know that may sound quaint, but I think that roughly summarizes what hundreds of millions of people probably go through. Not in a meaningful way in one shot, but in small micro doses every time they use whatever form of social media that they adhere to. So, my only point is, use it in small doses, use it in ways that allow you to be informed and be engaged in the world, use it to connect with the people you love and care about, but also understand that if you are not careful, you’ll misinterpret the fact that everybody has become their own little PR Agency. Telling a story to the rest of the world about their lives that it’s fabulous and fantastic and the reality is, we live complex nuanced lives and life is hard.

Scott Wapner	So what do you think of the job that Zuckerberg has done? All of the turmoil that’s happened.
Chamath Palihapitiya	I think he’s done a great job.
Scott Wapner	Not talking about the turmoil at Social Capital, I mean, the turmoil at Facebook over the last year.
Chamath Palihapitiya
He’s done a great job, the lesser CEO probably would have imploded that company. So, he’s probably done more to save it and give it a chance to repair itself than anybody else and that’s to be rewarded. I think, and, I mean, if you look at the stock, it roughly has been but he has a very, very complicated treacherous path ahead of him and a lot of it doesn’t have to do with him. It’s how governments individually react to what they perceive the threat of Facebook to be. So you already see this happening, unfortunately, in the country in which I was born, a week ago, these horrific bombings by Islamic terrorists against Christians and against Westerners in hotels and churches. And the first thing that Sri Lanka did was shut down Facebook and WhatsApp because they were worried not that the people in Menlo Park were doing something wrong, but that the mechanism of how it worked was uncontrollable in a way that could have inflamed a civil war. In India, they went through the same sort of consternation during the Indian elections. The point is all these governments are now thinking about the importance of their own democracy and they want not just the kill switch for these products, but a backdoor into these products. On the other side, Zuck wants to unify them all into a very secure network. It’s going to create enormous complexity in how the businesses run. He’s probably the only one who will be capable of navigating it but that’s the complexity that awaits Facebook. On the other side, I think you also have governments who have a point of view on data localization and the taxing of profits. You know, will governments be okay with enormous amounts of money being made on their shores without people there on the ground and without the data being in servers there? That’s probably the trend as well.

Scott Wapner	You think these companies can self-regulate themselves or do we need some form of regulation. Zuckerberg and company seem resigned to the fact that’s coming.
Chamath Palihapitiya
Everything at scale needs to be regulated, not because the regulators themselves know what they’re doing, because I think that’s probably a coin flip at best but it creates ground rules that create transparency and fairness from smaller competitors all the way to large competitors and over the long arc of history, what regulators have had the tendency to do is the right thing and they’ve tended to put the right infrastructure in place so that consumers are protected while capitalism roughly is allowed to run the way that is meant to run.

Scott Wapner	So, you sell all of your Facebook, you put a large part of it if not of all of it in Amazon and you’ve been riding that since?
Chamath Palihapitiya
I mean that investment has worked. It’s worked. I mean look, we’ve had to, I’ve had to sell to fund all kinds of things but it’s been you know, the reason people asked me like, why did you do it and it had nothing to with Facebook, it was just an ardent belief that Jeff was the single most important entrepreneur of our generation, building the most iconic company. You know, when I was at [inaudible] three years ago, I picked Amazon as a trillion dollar business and its roughly because it’s the most obvious tax on the internet and computing and any form of technology. So if you believe in whatever is happening in the world with what respect to what computers will be able to do, Amazon will be the most direct beneficiary. If you believe that GDP expands in capitalist countries because of people spending money, Amazon is a direct recipient. So, however way they win on the consumer side and the business side and I also wanted to divorce myself from being too emotionally linked to the company that I was, you know, a principal in helping to build because it’s very hard for me to make decisions to buy and to sell, knowing the people that are in the seat. With Amazon, I knew one person at an arm’s length distance who I can understand which forced me instead to ignore the people and to focus on the balance sheet and that story told itself.